Exhibit 6
DENISON MINES CORP.
QUALIFICATION CERTIFICATE

TO:	Ontario Securities Commission as Principal Regulator under National Policy 11-202
This certificate is delivered pursuant to Subsection 4.1(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”). The undersigned hereby certifies, in their capacity as an officer of Denison Mines Corp. (the “Corporation”), and not in their personal capacity, that the Corporation is relying on the qualification criteria set out in Section 2.2 of NI 44-101 to file a prospectus in the form of a short form prospectus and that (i) the Corporation has satisfied all of the qualification criteria in Section 2.2 of NI 44-101 and (ii) all of the material incorporated by reference in the preliminary short form prospectus of the Corporation dated December 9, 2010 (the “Prospectus”) and not previously filed is being filed with the Prospectus.
DATED this 9th day of December, 2010.

DENISON MINES CORP.
Per:	(Signed) “Ron F. Hochstein”
	Name:	Ron F. Hochstein
	Title:	President and Chief Executive Officer